August 30, 2012

Howie Hallock

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Dunham Funds:  File No. 811-22153

Dear Mr. Hallock:

On June 18, 2012 Dunham Funds (the "Registrant") filed Post-Effective Amendment No. 25 to its registration statement under the Securities Act of 1933 on Form N-1A.  You provided oral comments to me, and I have summarized those comments below.  Please find below the Registrant's responses to those comments.

Comment 1.

The disclosure indicates that performance fees paid to the Sub-Adviser are accrued over the first year and paid at the end of completion of the first year.  Is this methodology consistent with the rules that govern the use of fulcrum fees?

Response.  Yes.  The Registrant’s 2006 exemptive order specifically permits fees to be paid to sub-advisers using this method.

Comment 2.  The Staff suggests that the name of the benchmark for purposes of the performance fee calculations be disclosed in the Prospectus.

Response.  The Prospectus has been revised to disclose the fact that the Fund’s benchmark index will be the Dow Jones US Select Dividend Index.

Comment 3.  The Prospectus summary discusses the strategy of the Sub-Adviser; however, the term Sub-Adviser and Adviser are not defined in the Summary section.  Please consider defining the terms “Adviser” and “Sub-Adviser” earlier in the Prospectus.

Response.  The prospectus has been revised to include the definition of “Sub-Adviser” in the summary portion of the prospectus.  “Adviser” is defined in the statutory section.

Comment 4.  In the Prospectus or Statement of Additional Information, please disclose that dividends paid by MLPs and REITs do not receive qualified dividend tax treatment or might not receive such treatment in the future.  In addition, if MLPs will dominate the Fund’s portfolio

JoAnn.Strasser@ThompsonHine.com Phone: 614.469.3265 Fax: 614.469.3361 bam 714026.1

Howie Hallock

August 30, 2012

over other types of investments, consider refining the disclosure to indicate the proportion that will be allocated to MLPs.

Response.  As requested, the Registrant has revised the disclosure relating to MLPs and REITs to address the dividend tax treatment for each in the statutory prospectus.  Below are the revised paragraphs:

“Master Limited Partnerships (and Energy Sector) Risks – An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation.  Holders of MLP units have limited control and voting rights on matters affecting the partnership.  In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments.  Additional risks include the following:  A decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities or a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution may adversely impact the financial performance of MLPs.  To maintain or grow their revenues, these companies need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources, through acquisitions, or through long-term contracts to acquire reserves. The financial performance of MLPs may be adversely affected if they, or the companies to whom they provide the service, are unable to cost-effectively acquire additional reserves sufficient to replace the natural decline.  Various governmental authorities have the power to enforce compliance with regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future which would likely increase compliance costs and may adversely affect the financial performance of MLPs.  Volatility of commodity prices, which may lead to a reduction in production or supply, may also negatively impact the performance of MLPs.  MLPs are also subject to risks that are specific to the industry they serve.  MLPs that provide crude oil, refined product, natural gas liquids and natural gas services are subject to supply and demand fluctuations in the markets they serve which will be impacted by a wide range of factors, including fluctuating commodity prices, weather, increased conservation or use of alternative fuel sources, increased governmental or environmental regulation, depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events, and economic conditions, among others.  As a partnership, an MLP has no tax liability at the entity level.  Distributions paid by MLPs do not receive qualified dividend tax treatment; therefore any distributions paid by the MLPs held in the Fund may be taxed  at rates higher than the current qualified dividend tax rate of 15%.  If, as a result of a change in current law or a change in an MLP's business, an MLP were treated as a corporation for federal income tax purposes, such an MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash

Howie Hallock

August 30, 2012

available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, as compared to an MLP that is not taxed as a corporation, likely causing a reduction in the value of Fund shares.”

“Real Estate Investment Trust Risk – Equity REITs may be affected by any changes in the value of the properties owned and other factors, and their prices tend to go up and down.  A REIT's performance depends on the types and locations of the properties it owns and on how well it manages those properties.  A decline in rental income may occur because of extended vacancies, increased competition from other properties, tenants' failure to pay rent or poor management.  A REIT's performance also depends on the company's ability to finance property purchases and renovations and manage its cash flows.  Because REITs typically are invested in a limited number of projects or in a particular market segment, they are more susceptible to adverse developments affecting a single project or market segment than more broadly diversified investments.  In addition, dividends paid by REITs may not receive qualified dividend tax treatment, or might not receive such treatment in the future.  Such dividends may be taxed at rates higher than the current 15% tax rate for qualified dividends.”

Registrant also included disclosure in the Principal Investment Strategies that, “The Fund expects to invest no more than 10% of its total assets in foreign securities and no more than 25% in MLPs.”

Comment 5.  In the Summary section of the Prospectus, please disclose the extent to which the Fund will invest in foreign securities.

Response.  The Prospectus has been revised to reflect the fact that the Fund expects to invest no more than 10% of the Portfolio in foreign securities.

Comment 6.  In the section of the Prospectus titled “Management-Investment Adviser,” please consider whether it is necessary to identify the “predecessor trust,” and if the reference is retained, consider providing the name of the actual predecessor trust.  In addition, we note that the disclosure regarding the exemptive order is not required to be provided in the Prospectus.

Response.  Registrant has revised the prospectus to remove the reference to “predecessor trust” because it is not necessary to include this disclosure.  However, the Registrant prefers to retain the information regarding the exemptive order.

Howie Hallock

August 30, 2012

Comment 7.  In the Statement of Additional Information, under the heading “The Following are the Fundamental Investment Limitations of the Funds,” fundamental policy No. 2 states that the Fund may not issue any class of securities senior to any other class of securities except in compliance with the 1940 Act.  Please consider adding a description or further explanation of what exceptions are available under the 1940 Act, similar to what the Registrant has provided with respect to fundamental policy No. 8.

Response.  Registrant has revised the Statement of Additional Information and fundamental policy number 2 as follows:

“(2) Issue any class of securities senior to any other class of securities except in compliance with the 1940 Act, as amended, the rules and regulations promulgated thereunder or interpretations of the SEC or its staff.  For example, this limitation does not apply to short sales, written options, forwards, futures and certain other derivative transactions, provided the applicable Fund segregates assets, or otherwise “covers” its obligations under the instruments.”

Comment 8.  In the Statement of Additional Information, in the Trustee Compensation Table, please conform the heading in the last column to comply with Form N-1A.

Response.  The requested revision has been made.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at (614) 469-3265.

Sincerely,

Howie Hallock

August 30, 2012

/s/ JoAnn M. Strasser

JoAnn M. Strasser